

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2023

John Hamill
Chief Financial Officer
WINDTREE THERAPEUTICS INC /DE/
2600 Kelly Road, Suite 100
Warrington, PA 18976

> **Re: WINDTREE THERAPEUTICS INC /DE/**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 22, 2022, as amended**
> **File No. 001-39290**

Dear John Hamill:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jennifer Porter